Exhibit 3

NEWS RELEASE
INTEROIL ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER 2005
NOVEMBER 14, 2005 – TORONTO, CANADA – InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea today reported net income of $5.3 million, $0.18 per share (diluted), in the third quarter of 2005. This represents a significant turnaround in earnings over the net loss of $4.9 million, $0.19 per share, in the third quarter of 2004. Sales and operating revenues were $124 million in the third quarter of 2005, an increase of 344% compared with $36 million in the third quarter of 2004. Cash, cash equivalents and temporary investments increased to approximately US$97 million at September 30, 2005 compared to US$38 million as of September 30, 2004. Total assets were US$459 million at September 30, 2005 compared to US$373 million at September 30, 2004.
Third Quarter Net Income
($ millions)
     “The third quarter of 2005 was the first quarter of profitable operations in our midstream segment that comprises our recently constructed refinery. This is an outstanding achievement for a recently constructed and commissioned refinery in a remote location,” stated Mr Phil Mulacek, the Chief Executive Officer and Chairman of InterOil Corporation. “With the combined support of our management team and the revamp work currently underway at the refinery, we believe that the midstream segment will continue to show improvements in operating results.”
First Nine Months Sales &
Operating Revenues
($ millions)
InterOil News Release

     InterOil’s Management Discussion and Analysis and the Consolidated Financial Statements are available on our web site at www.interoil.com. An update of InterOil’s recent business activities by segment follows.
Upstream Business Segment — Third Quarter 2005
     The upstream segment recorded net income of $5.9 million for the third quarter of 2005, compared to a loss of $0.4 million for the same period in 2004. For the nine months ended September 30, 2005, our upstream segment recognized a loss of $4.5 million, compared with a loss of $2.7 million for the same period in 2004. Net income from our upstream segment is a function of an $8.5 million adjustment made in order to reverse items that were expensed during the first and second quarters of 2005. A detailed explanation that relates to this adjustment is available in the Management’s Discussion Analysis for the third quarter of 2005.
Triceratops Prospect
     The Triceratops prospect is located within our Petroleum Prospecting License 237 area and is the second of the eight wells to be drilled within our current exploration program.
•	We spudded the Triceratops -1 exploration well on September 26, 2005. The well is currently drilling ahead with an 8 1/2 inch hole at 4,931 feet (1,503 meters).

•	The Triceratops structure was delineated through the combined use of an airborne gravity and seismic surveys. The well location is approximately 2 miles (3 km) north of the Bwata -1 gas well discovered by another operator, which tested at 29 million cubic feet of gas per day with a calculated open flow of 42 million cubic feet per day. The former operator of the Bwata -1 well estimated the resource potential at approximately 300 billion cubic feet of gas.

•	The Triceratops -1 well is targeting the fractured Puri and Mendi limestones that were delineated by the 2D seismic data acquired in April and May of 2005. Based on the interpretation of the seismic data, the depth to the top of the limestone target is estimated to be 5,800 feet, (1,767 meters) with the base of the limestone estimated to be at approximately 7,050 feet (2,148 meters).
InterOil News Release

The Elk Prospect
The Elk prospect is located within our Petroleum Prospecting License 237 area and is scheduled to commence drilling in the fourth quarter of 2005. The Elk drilling location is currently being prepared for the arrival of our new drilling rig.
The Elk -1 exploration well will target the Puri and Mendi fractured limestones as primary targets at an estimated target drilling depth of 5,249 feet (1,600 metres). The Elk structure has been identified through the use of geological and airborne gravity surveys and delineated by data from a recent extensive seismic acquisition program. The extensive seismic survey acquired over the Elk lead identified additional structures in this fractured limestone play and will provide significant follow up potential, in the event of a success with Elk –1 well.
Recently updated data is available on our website under: Upstream / Technical Presentations / Elk.
Upstream Exploration Activities
•	We received delivery of our new drilling rig (InterOil Rig #2) which has been assembled in Port Moresby and is currently being tested under drilling conditions prior to being mobilized for drilling the Elk -1 well. This rig is heli-portable and ideally suited to the drilling conditions in Papua New Guinea. The drilling capability of InterOil Rig #2 will enable drilling to the depth of all the major structures we have identified to date.

•	The acquisition of InterOil Rig #2 has averted the disruption of our drilling program that may have resulted due to a current worldwide shortage of heli-portable drilling rigs.

•	The focus of our seismic program has moved to the main sand system following the completion of seismic over the Elk prospect. We are currently in the process of acquiring additional seismic data.
In addition, a second Phase of Airborne gravity and magnetics with over 6,200 square miles (10,000 line kms) of data is to be acquired over the next two quarters. This program will target areas to the north and east of the previous Elk survey. This data acquisition will focus on the main zones of the Pale and Subu sandstones.
InterOil News Release

Midstream Business Segment – Third Quarter 2005
•	Net income from the midstream segment for the third quarter of 2005 increased $13.2 million from the second quarter of 2005. Our net income from the third quarter for this segment was $1.0 million, compared to a loss of $1.4 million for the same period in 2004 and a loss of $12.2 million for the second quarter of 2005.

•	We generated revenues of $115.2 million during the third quarter of 2005 and revenues of $327.9 million during the nine month period ended September 30, 2005.

•	Gross margins increased by approximately $10.6 million to $8.3 million for the third quarter 2005 compared to the second quarter 2005.

•	During the third quarter, our efforts also focused on the processing of new crude feedstocks in order to understand and improve the refinery’s yield of higher margin products. This focus on crude selection has increased high value product yields from 34% during start-up to over 60% in the second quarter 2005. The yield for higher margin products was slightly below 60% in the third quarter 2005 as result of a decrease in gasoline production.

•	We also experienced significant improvements in the overall refined product margins as a result of these operational initiatives, primarily due to a 33% reduction in the production of low sulphur waxy residue as compared to the second quarter of 2005.

•	We are currently in the process of converting our refinery boilers and heaters to burn low sulphur waxy residue and will be installing a new set of generators, capable of burning low sulfur waxy residue instead of diesel and liquefied petroleum gas, which are currently used. The modification over the next two quarters will shift 700 to 1,200 barrels of low sulfur waxy residue for refinery usage and should free up the equivalent barrels of diesel/liquefied petroleum gas per day for revenue sales resulting in a significant positive impact on net income over the future quarters.

•	It is projected that savings by burning low sulfur waxy residue in lieu of diesel and potential increased sales of diesel could increase revenues and net income by between $7 million to $20 million per annum, depending on prevailing market conditions.

•	The most significant improvement by the refinery in the third quarter was the lowering of the production of low sulfur waxy residue production from 6,600 barrels per day during start-up to rates below 1,000 barrels per day .
InterOil News Release

Downstream Business Segment – Third Quarter 2005
     The downstream business segment performance in the quarter ended September 30, 2005 was solid. For the third quarter of 2005, our downstream segment’s net profits were $1.5 million, a slight decrease of $0.4 million from the second quarter 2005. The following key milestones were achieved by our downstream business segment during the third quarter of 2005:
•	We acquired a barge facility that we intend to use to provide refueling services for small to medium sized vessels.

•	We recorded one million man hours without any lost time due to injury as of September 30, 2005.

•	We commenced construction of a two million liter storage tank which is expected to be completed by the end of the first quarter 2006 to expand our business in Papua New Guinea.
     Corporate Development
     Corporate development continues to be focused on the expansion of our midstream business into world-scale petrochemicals and a liquefied natural gas facility. We continue to work with Shell and the PNG government on a proposed acquisition of Shell Papua New Guinea’s wholesale and retail distribution assets.
     Mr Phil Mulacek, CEO of InterOil commented, “The financial results for the third quarter reflect a turning point for us. It is a point where the midstream begins a growth in profitability. We believe this growth will be improved following the implementation of the refinery optimization plan over the next two quarters. We have added key management to operations while improving new refinery operations and new downstream activities. We plan to begin the most significant exploration program in our history next month with the drilling of our Elk prospect using our new company-owned drilling rig. The combination of improved seismic and logistics has provided us with exploration targets that we believe can vastly increase the value of our company.”
InterOil News Release

     InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil’s refinery are secured by off-take contracts with Shell and InterOil’s wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil’s agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.
For more information please see the InterOil website at: www.interoil.com.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600
Cautionary Statements
This press release contains forward-looking statements as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our drilling plans, plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans’” “believe,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to, the ability of our refinery to operate at full capacity and to operate profitability; uncertainty involving the geology of oil and gas deposits and reserve estimates; delays and changes in plans with respect to exploration or development projects or capital expenditures; political, legal and economic risks related to Papua New Guinea; the impact of competition; the volatility of prices for crude oil and the volatility of the difference between our purchase price of crude oil feedstocks and the sales price of our refined products; the uncertainty of our ability to attract capital; and the risks described under the heading “Risk Factors” in our 2004 Annual Information Form dated March 31, 2005.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or
InterOil News Release

any other person that our objectives and plans will be achieved. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
InterOil News Release